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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERWAVE COMMUNICATIONS INTERNATIONAL, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

G4911N102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas W. Hubbs
InterWAVE Communications, Inc.
312 Constitution Drive
Menlo Park, CA 94025-1164
(650) 838-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher D. Mitchell, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation†	Amount of Filing Fee

$976,412	$195

†	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,560,435 shares of common stock of interWAVE Communications International, Ltd. having an aggregate value of $976,412 as of July 11, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not appicable.
Date Filed: Not applicable.

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:
/ /

  Item 1. Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated July 12, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

  Item 2. Subject Company Information.

    (a) The name of the issuer is interWAVE Communications International, Ltd., a Bermuda corporation ("interWAVE" or the "Company"). The address of its principal executive offices is Clarendon House, 2 Church Street, P.O. Box HM 1022, Hamilton HM DX, Bermuda. The telephone number at that address is (441) 295-5950.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange most of the options outstanding under the interWAVE 1999 Option Plan and the interWAVE 2001 Supplemental Stock Plan (collectively, the "Plans") to purchase approximately 5,560,435 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the interWAVE 1999 Option Plan, the interWAVE 1999 Option Plan for French Employees, or the interWAVE 2001 Supplemental Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of interWAVE or one of its subsidiaries, you will not be eligible to accept the Offer. If you reside in, or are employed by one of interWAVE's subsidiaries in, Australia, China or Sri Lanka, you will not be eligible to accept the Offer. If you are a Section 16 officer or Director of interWAVE, you will also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

  Item 3. Identity and Background of Filing Person.

    (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

  Item 4. Terms of the Transaction.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), and Section 19 ("Extension of offer; termination; amendment") are incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

    Not applicable.

  Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

  Item 7. Source and Amount of Funds or Other Consideration.

    (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 24 ("Fees and expenses") is incorporated herein by reference.

    (b) Not applicable.

    (d) Not applicable.

  Item 8. Interest in Securities of the Subject Company.

    (a) Not applicable.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

  Item 9. Person/Assets, Retained, Employed, Compensated or Used.

    (a) Not applicable.

  Item 10. Financial Statements.

    (a) The information set forth on pages 39 through 67 of interWAVE's Annual Report on Form 10-K for its fiscal year ended June 30, 2000 is incorporated herein by reference.

    (b) Not applicable.

  Item 11. Additional Information.

    (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

    (b) Not applicable.

  Item 12. Exhibits.

(a)	(1) Offer to Exchange all Outstanding Options for New Options dated July 12, 2001.
(2) Election Form.
(3) Notice to Change Election from Accept to Reject.
(4) Form of Promise to Grant Stock Option(s).
(b)	Not applicable.
(d)
(1) interWAVE 1999 Option Plan and form of agreement thereunder filed as Exhibit 10.3 to the Company's Registration Statement on Form F-1 declared effective on January 28, 2000 and incorporated herein by reference.
(2) interWAVE 1999 Option Plan Prospectus.

(3) interWAVE 2001 Supplemental Stock Plan and form of agreement thereunder filed as Exhibits 10.2 and 10.3, respectively, to the Company's Registration Statement on Form S-8 filed on April 20, 2001 and incorporated herein by reference.

(4) interWAVE 2001 Supplemental Stock Plan Prospectus.
(5) interWAVE 1999 Option Plan for French Employees.
(g)	Not applicable.
(h)	Not applicable.

  Item 13. Information Required by Schedule 13E-3.

    (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERWAVE COMMUNICATIONS INTERNATIONAL, LTD.
By:	/s/ THOMAS W. HUBBS Thomas W. Hubbs Chief Financial Officer

Date: July 12, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange all Outstanding Options for New Options dated July 12, 2001.
(a)(2)	Election Form.
(a)(3)	Memorandum from Chief Executive Officer to Employees dated July 12, 2001.
(a)(4)	Notice to Change Election from Accept to Reject.
(a)(5)	Form of Promise to Grant Stock Option(s).
(d)(1)	interWAVE 1999 Option Plan and form of agreement thereunder filed as Exhibit 10.3 to the Company's Registration Statement on Form F-1 declared effective on January 28, 2000 and incorporated herein by reference.
(d)(2)	interWAVE 1999 Option Plan Prospectus.
(d)(3)	interWAVE 2001 Supplemental Stock Plan and form of agreement thereunder filed as Exhibit 10.2 and 10.3, respectively, to the Company's Registration Statement on Form S-8 dated April 20, 2001 and incorporated herein by reference.
(d)(4)	interWAVE 2001 Supplemental Stock Plan Prospectus.
(d)(5)	interWAVE 1999 Option Plan for French Employees.

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SIGNATURE
INDEX TO EXHIBITS